

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2022

Massimo Barone
Chief Executive Officer
SmartCard Marketing Systems Inc.
20C Trolley Square
Wilmington, DE 19806

> **Re: SmartCard Marketing Systems Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 23, 2022**
> **CIK No. 0000900475**

Dear Mr. Barone:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted June 23, 2022

Prospectus Summary
Overview, page 6

1. Please balance your disclosure in the prospectus summary overview about your market opportunities by disclosing the amount of your revenue for the most recently completed fiscal year and quarter, and your dependence to date on a small number of customers. In addition, please disclose in the prospectus summary the amount of your net income/loss for the most recently completed fiscal year and quarter. Please also discuss your auditor's going concern opinion in your summary.

2. Please revise your discussion of your business to include an explanation of how the

company currently generates revenues and how it expects to generate revenue in the future. In your discussion, please distinguish between business lines that are generating revenues and ones that are not. Also, throughout the prospectus please disclose and differentiate between lines of business that are operational, lines that are in development and lines that are aspirational.

Principal Products and Services, page 7

3. We note you believe your "target industries combined represent more than $22.8 [t]rillion in opportunities between 2022 – 2025." Please balance this disclosure by addressing the current limited scale of your business and its ability to pursue such opportunities, including, for example, that during the last two fiscal years you have had no more than three customers, and that you have limited resources and face global competition for these opportunities from established businesses with far greater resources. Please make conforming revisions to the similar disclosures on pages 49 and 75.

Intellectual Digital Property Assets Portfolio, page 8

4. For each application in the table, please disclose its current status so that investors can assess for themselves its current significance to your business. For example, if applicable, such information could include where the application is in its lifecycle (e.g., in development, actively being marketed, in use, etc.). Please make conforming revisions to the similar table on page 50.

Operational History, page 11

5. Please disclose the significance to your business of the strategic alliances with entities in India that you list on page 11. To the extent these relationships remain significant to your business, please disclose the current status and nature of each such relationship. Please make conforming revisions to the similar disclosure on pages 59 and 79.

Recent Developments, page 12

6. On page 13 you disclose that OriginatorX is a platform that "underwrites the entire issuing, publishing and auditing process of the Digitization of Debt, Equity or Patents into Tokens or Crypto Coins." Please expand this disclosure to explain what you mean by underwriting in this context. Please make conforming revisions throughout the prospectus.

XPay Worldwide Overview, page 13

7. Regarding the table on page 14 labelled "Payment Processing," please add an introductory paragraph before the table to explain what the table represents.

2022 Private Placement, page 15

8. Please revise your discussion to disclose the name of the accredited investor.

Governmental Regulations, page 71

9.   Please update this disclosure to address the government regulations that are applicable to the products and services that you are currently offering to your customers.

Management's Discussion and Analysis or Plan of Operation, page 74

10.   Please discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, please discuss whether inflation or the Ukraine-Russia war has materially affected your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

11.   Please analyze concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, please discuss the impact of any changes on your earnings. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 85

12.   We note your disclosure here that "We expect that our existing cash and cash equivalents will enable us to fund our operations and capital expenditure requirements for at least the next twelve months." However, on page on page 69 you state under the caption "Twelve Month Outlook," "Currently, the Company has access to capital resources to fund its operations for the next six (6) months." On page 23 you have Risk Factor entitled "Our financial situation creates doubt whether we will continue as a going concern" that discloses the same concern. Please reconcile your disclosures.

Executive Compensation, page 91

13.   Please revise your footnote 4 to disclose the amount paid individually to Messrs. Barone and Continelli. Please refer to Item 402(m)(1) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

14.   We note that the audit report included in your filing is dated April 27, 2021 and for fiscal years ended 2020 and 2019. Please make arrangements with your auditor for them to revise their report to comply with the requirements of Article 2 of Regulation S-X, including identifying the financial statements covered by the report, the years then ended and the date of the audit report thereof.

Consolidated Statements of Cash Flows, page F-6

15. Your caption here and on page F-16 presents "Net cash provided by investing activities". It appears that this should be net cash used by investing activities. Please correct as necessary.

Notes to the Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

16. Please disclose your revenue recognition policy for each of your revenue streams including your performance obligations.

General

17. We note your draft registration statement includes a "Calculation of Registration Fee" table. Please note that table is now obsolete, as on October 13, 2021, the Commission adopted amendments to modernize filing fee disclosure and payment methods. When you are ready to file your registration statement and pay the associated registration fee, please refer to Item 16(c) of Form S-1 for the modernized requirements.

18. Please reconcile and revise inconsistent disclosure throughout your submission. For example, of the shares being offered, the amount presently issued and outstanding of 48,986,374, as discussed on page 44, does not agree to the amount on page 5 of 8,500,000. The stockholders of record of your common stock of 475,541,930, as disclosed in the first paragraph on page 47, does not agree to the amount presented on page 74 of 100.

19. Please tell us why you have not recoded any cost of goods sold in 2021 and 2020. Refer to Rule 5-03(b)(2) of Regulation S-X.

20. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Massimo Barone
SmartCard Marketing Systems Inc.
July 20, 2022
Page 5

You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services